UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 29, 2026

DRUGS MADE IN AMERICA ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42467	99-2394788
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

420 Lexington Avenue, Suite 1402

New York, NY 10170

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (646) 726-7074

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, par value $0.0001 per share, and one Right to receive one-eighth (1/8) of an Ordinary Share	DMAAU	The Nasdaq Stock Market LLC
Ordinary Shares	DMAA	The Nasdaq Stock Market LLC
Rights	DMAAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Definitive Merger Agreement

On April 29, 2026, Drugs Made In America Acquisition Corp., a Cayman Islands exempted company (the “Company” or “DMAA”), entered into a Definitive Merger Agreement (the “Merger Agreement”) with Power Analytics Global Corp, a Delaware corporation engaged in the business of artificial intelligence, advanced analytics and quantum-resistant security solutions (“PAGC”). The Merger Agreement provides for a business combination pursuant to which PAGC will merge with and into the Company (or a wholly-owned subsidiary of the Company, as may be mutually agreed by the parties), with the surviving entity continuing as the Company’s combined operating business following the closing (the “Merger”). Following the consummation of the Merger, the surviving entity is intended to operate as a publicly traded company on The Nasdaq Stock Market LLC.

Merger Consideration and Valuation Milestone Schedule

At the effective time of the Merger, each outstanding share of PAGC capital stock will be cancelled and converted into the right to receive a number of shares of common stock of the surviving entity, calculated based on the exchange ratio determined in accordance with the Merger Agreement. The Merger Agreement contemplates a target enterprise valuation of PAGC of $1.0 billion, subject to a Valuation Milestone Schedule based on the aggregate value of verified, signed and enforceable revenue contracts delivered by PAGC at or prior to closing. The Merger Agreement also contemplates a Floor Valuation of $300 million, below which DMAA and PAGC may elect to renegotiate the transaction or terminate the Merger Agreement.

The parties expect that, subject to final capitalization at closing and the Valuation Milestone Schedule, post-closing ownership of the surviving entity will be approximately 90% held by former PAGC shareholders and approximately 10% held by existing DMAA shareholders, in each case prior to dilution by any private investment in public equity (“PIPE”) issuances or other closing-related issuances. The exact exchange ratio and resulting ownership percentages will be set forth in the Registration Statement to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Merger.

Conditions to Closing

The closing of the Merger is subject to the satisfaction or waiver of customary closing conditions, including (i) approval of the Merger by DMAA’s shareholders, (ii) effectiveness of the Registration Statement on Form S-4 (or applicable form) to be filed with the SEC, (iii) approval of the surviving entity’s common stock for listing on a national securities exchange, (iv) the absence of any governmental order prohibiting the consummation of the Merger, (v) the accuracy of the parties’ representations and warranties and the performance of their respective covenants, in each case subject to customary materiality qualifiers, (vi) the absence of a Material Adverse Effect with respect to either party, (vii) PAGC’s closing valuation being at or above the Floor Valuation of $300 million, (viii) PAGC’s satisfaction of a debt-free condition, and (ix) PAGC’s delivery of an intellectual property schedule and evidence of an active GSA CAGE Code.

Minimum Cash and PIPE Financing

DMAA has agreed to use commercially reasonable efforts to deliver cash at closing through funds available in its Trust Account (net of redemptions, taxes and expenses) and/or through PIPE financing or other capital raising arrangements. The parties have acknowledged a target minimum cash level of $30 million, with flexibility to close at lower levels (but not less than $15 million), subject to corresponding adjustment of valuation, ownership, and the post-closing execution plan. The amount of cash available at closing may vary depending on redemption levels and market conditions.

Termination

The Merger Agreement may be terminated under certain circumstances, including (i) by mutual written consent of the parties, (ii) by either party if the closing has not occurred by the date that is 12 months from the date of the Merger Agreement (subject to extension by mutual agreement for up to two additional three-month periods), (iii) by either party in the event of a final, non-appealable order or law prohibiting the Merger, (iv) by either party in the event of a failure of DMAA’s shareholders to approve the Merger, and (v) by either party in the event closing cash is insufficient to support execution of the business plan, required financing cannot reasonably be secured, or the transaction is not reasonably capable of completion.

Governance

At closing, the directors and officers of the surviving entity will be those individuals designated by PAGC, subject to applicable governance, listing and regulatory requirements.

Amendments to Merger Agreement

On April 30, 2026, DMAA and PAGC entered into Amendment No. 1 to the Merger Agreement (“Amendment No. 1”) for the purpose of correcting certain inconsistencies and incomplete items in the Merger Agreement prior to public disclosure. Amendment No. 1 (i) revises the governing law and jurisdiction provisions of Section 10.1 and Section 10.2 to provide that the Merger Agreement is governed by the laws of the State of Delaware and that the Court of Chancery of the State of Delaware (and certain other Delaware courts as set forth therein) shall have exclusive jurisdiction over disputes arising out of or relating to the Merger Agreement, with DMAA’s internal corporate governance continuing to be governed by the laws of the Cayman Islands; (ii) clarifies the termination provisions set forth in Section 8.4; and (iii) revises the notice address provisions set forth in Section 11.1.

Also on April 30, 2026, DMAA and PAGC entered into Amendment No. 2 to the Merger Agreement (“Amendment No. 2,” and together with Amendment No. 1, the “Amendments”) for the purpose of completing the notice address provisions set forth in Section 11.1, including the parties’ respective street addresses and email addresses. Other than as set forth in the Amendments, the Merger Agreement remains in full force and effect.

Additional Information

The foregoing description of the Merger Agreement and the Amendments is qualified in its entirety by reference to the full text of the Merger Agreement, Amendment No. 1, and Amendment No. 2, which are filed as Exhibit 2.1, Exhibit 2.2, and Exhibit 2.3, respectively, to this Current Report on Form 8-K and incorporated by reference herein. The representations, warranties and covenants of the parties contained in the Merger Agreement and the Amendments have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement and the Amendments, (ii) have been qualified by confidential disclosures made in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement (or such other date or dates as may be specified therein) and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters of fact. Accordingly, the Merger Agreement and the Amendments are filed with this Current Report on Form 8-K only to provide investors with information regarding the terms of the Merger Agreement and the Amendments, and not to provide investors with any other factual information regarding the Company or PAGC, their respective affiliates, or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, PAGC, their respective affiliates or their respective businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Merger and the parties’ ability to consummate the transactions contemplated by the Merger Agreement, the expected ownership of the surviving entity, the anticipated valuation of PAGC, the timing of closing, anticipated benefits of the Merger, and anticipated financial and operational results of the surviving entity. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of the management of DMAA and PAGC and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of DMAA and PAGC. These forward-looking statements are subject to a number of risks and uncertainties, including, among others: (i) the risk that the Merger may not be completed in a timely manner or at all; (ii) the risk that the Merger may not be completed by DMAA’s business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the Merger, including the approval of the Merger Agreement by DMAA’s shareholders; (iv) failure to obtain a sufficient minimum cash amount at closing as a result of redemptions or otherwise; (v) the inability to complete a PIPE financing or other capital raising transactions on terms reasonably acceptable to the parties or at all; (vi) PAGC’s failure to deliver verified revenue contracts at the levels required by the Valuation Milestone Schedule; (vii) the effect of the announcement or pendency of the Merger on PAGC’s business or employee relationships; (viii) the outcome of any legal proceedings that may be instituted against DMAA or PAGC; (ix) the ability of the surviving entity to obtain or maintain the listing of its securities on Nasdaq following the Merger; and (x) other risks and uncertainties indicated from time to time in DMAA’s filings with the SEC, including those under “Risk Factors” in DMAA’s most recent Annual Report on Form 10-K and subsequent SEC filings, and in the Registration Statement to be filed in connection with the Merger.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Readers should not place undue reliance on forward-looking statements, which speak only as of the date hereof. Neither DMAA nor PAGC undertakes any duty to update these forward-looking statements, except as may be required by law.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Merger or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of DMAA, PAGC, the surviving entity, or any of their respective affiliates. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. No offer, solicitation or sale will be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Important Information About the Merger and Where to Find It

In connection with the Merger, DMAA intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of DMAA and a prospectus relating to the offer of the surviving entity’s securities to be issued in connection with the Merger. After the Registration Statement is declared effective by the SEC, DMAA will mail a definitive proxy statement/prospectus to its shareholders. This Current Report on Form 8-K does not contain all of the information that should be considered concerning the Merger and is not intended to form the basis of any investment decision or any other decision in respect of the Merger. DMAA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about DMAA, PAGC and the Merger. When available, the definitive proxy statement/prospectus and other relevant materials for the Merger will be mailed to shareholders of DMAA as of a record date to be established for voting on the Merger. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Drugs Made In America Acquisition Corp., 420 Lexington Avenue, Suite 1402, New York, NY 10170.

Participants in the Solicitation

DMAA, PAGC and their respective directors and executive officers may be considered participants in the solicitation of proxies from DMAA’s shareholders with respect to the Merger. A list of the names of those directors and executive officers and a description of their interests in DMAA will be contained in the Registration Statement and the proxy statement/prospectus to be filed in connection with the Merger when it becomes available. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of DMAA’s shareholders in connection with the Merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Definitive Merger Agreement, dated as of April 29, 2026, by and among Drugs Made In America Acquisition Corp. and Power Analytics Global Corp.†
2.2	Amendment No. 1 to Definitive Merger Agreement, dated as of April 30, 2026, by and among Drugs Made In America Acquisition Corp. and Power Analytics Global Corp.
2.3	Amendment No. 2 to Definitive Merger Agreement, dated as of April 30, 2026, by and among Drugs Made In America Acquisition Corp. and Power Analytics Global Corp.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

† Certain schedules and exhibits to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DRUGS MADE IN AMERICA ACQUISITION CORP.

Date: May 5, 2026

By:	/s/ Roger E. Bendelac
Name:	Roger E. Bendelac
Title:	Chief Executive Officer